EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2018

TOKYO, Aug. 08, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its first three months consolidated financial results for the fiscal year ending March 31, 2018 (“1Q17” from April 1, 2017 to June 30, 2017).1

Highlights of Financial Results for 1Q17

Revenues	JPY41.0 billion	(up 13.2% YoY)
Operating Income	JPY1.1 billion	(up 34.4% YoY)
Net Income attributable to IIJ	JPY0.7 billion	(up 33.4% YoY)

Financial Targets for FY2017

Revenues	JPY176.0 billion	(up 11.5% YoY)
Operating Income	JPY6.5 billion	(up 26.6% YoY)
Net Income attributable to IIJ	JPY4.0 billion	(up 26.3% YoY)

Financial Targets for 1H17

Revenues	JPY82.4 billion	(up 11.2% YoY)
Operating Income	JPY2.0 billion	(up 2.7% YoY)
Net Income attributable to IIJ	JPY1.1 billion	(down 0.7% YoY)

Overview of 1Q17 Financial Results and Business Outlook

“We started 1Q17 with strong year over year revenue growth of 13.2%. The operating income also increased 34.4% year over year. This good start reflects continuous recurring revenue growth we’ve been accumulating from the last fiscal year,” said Eijiro Katsu, COO and President of IIJ.

“1Q17 monthly recurring revenues, which were 85.1% of 1Q17 total revenue, increased 3.2% quarter over quarter and 13.3% year over year. With an accumulation of many transactions, network, cloud, security, mobile, WAN and all these monthly recurring revenues accomplished a favorable start, overall. We also had local governments’ “Information Security Cloud” projects, in which we provide Internet connectivity, cloud, security, data center, and SI, which contributed to the quarter over quarter revenue growth. Gross margin amount increased for both network services and systems integration which absorbed the increase in operating costs and made the overall operating income increase,” continued Katsu.

“Japan is approaching towards a network-based society and IoT should be a key theme. As examples, the Ministry of Agriculture, Forestry and Fishers has chosen us for a feasibility study on paddy water control management system. We also co-work with a prominent Japanese housing corporation and an electric power company on low-carbon housing system by incorporating IoT-based air-conditioning systems combined with weather forecast data. We’ve been involved in these kinds of IoT-related discussions, received from Japanese companies. We expect to play an important role with our technology and wide range of services we’ve accumulated towards a forthcoming connected society in the middle to long term,” said Koichi Suzuki, Founder, CEO and Chairman of IIJ.
_____________

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

1Q17 Financial Results Summary

Operating Results Summary
	1Q16	1Q17	YoY Change
	JPY millions	JPY millions	%
Total revenues	36,179	40,964	13.2
Network services	22,075	25,686	16.4
Systems integration (SI)	12,366	13,599	10.0
Equipment sales	730	676	(7.4)
ATM operation business	1,008	1,003	(0.5)
Total costs	30,397	34,434	13.3
Network services	18,030	21,066	16.8
Systems integration (SI)	11,094	12,163	9.6
Equipment sales	665	604	(9.2)
ATM operation business	608	601	(1.3)
Total gross margin	5,782	6,530	12.9
Network services	4,045	4,619	14.2
Systems integration (SI)	1,272	1,436	12.9
Equipment sales	65	72	11.2
ATM operation business	400	402	0.6
SG&A expenses and R&D	4,946	5,406	9.3
Operating income	836	1,124	34.4
Income before income tax expense	994	1,163	17.0
Net income attributable to IIJ	529	706	33.4

Segment Results Summary
	1Q16	1Q17
	JPY millions	JPY millions
Total revenues	36,179	40,964
Network services and SI business	35,264	40,052
ATM operation business	1,008	1,003
Elimination	(93)	(91)
Operating income	836	1,124
Network service and SI business	514	804
ATM operation business	356	367
Elimination	(34)	(47)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1Q17 Revenues and Income

Revenues

Total revenues were JPY40,964 million, up 13.2% YoY (JPY36,179 million for 1Q16).

Network services revenue was JPY25,686 million, up 16.4% YoY (JPY22,075 million for 1Q16).

Revenues for Internet connectivity services for enterprise were JPY6,524 million, up 29.2% YoY from JPY5,048 million for 1Q16, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ transactions.

Revenues for Internet connectivity services for consumers were JPY6,155 million, up 23.2% YoY from JPY4,996 million for 1Q16, mainly due to the revenue growth of “IIJmio Mobile Services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY6,970 million, up 3.6% YoY compared to JPY6,729 million for 1Q16.

Revenues for Outsourcing services were JPY6,037 million, up 13.9% YoY from JPY5,302 million for 1Q16, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown
	1Q16	1Q17	YoY Change
	JPY millions	JPY millions	%
Internet connectivity services (Enterprise)	5,048	6,524	29.2
IP service*[1]	2,401	2,490	3.7
IIJ FiberAccess/F and IIJ DSL/F	761	753	(1.0)
IIJ Mobile service (Enterprise)	1,829	3,225	76.4
IIJ Mobile MVNO Platform Service	1,123	2,359	110.0
Others	57	56	(2.8)
Internet connectivity services (Consumer)	4,996	6,155	23.2
IIJ	4,430	5,697	28.6
IIJmio Mobile Service	3,864	5,013	29.8
hi-ho	566	458	(19.1)
WAN services	6,729	6,970	3.6
Outsourcing services	5,302	6,037	13.9
Total network services	22,075	25,686	16.4

*1. IP service revenues include revenues from the data center connectivity service.

Number of Contracts and Subscription for Connectivity Services*[1]
	as of June 30, 2016	as of June 30, 2017	YoY Change
Internet connectivity services (Enterprise)	616,356	1,005,410	389,054
IP service (1Gbps-)	376	450	74
IP service (100Mbps-999Mbps)	540	598	58
IP service (-99Mbps)	659	642	(17)
IIJ Data center connectivity service	264	240	(24)
IIJ FiberAccess/F and IIJ DSL/F	73,111	71,390	(1,721)
IIJ Mobile service (Enterprise)	540,326	931,049	390,723
IIJ Mobile MVNO Platform Service	333,375	639,659	306,284
Others	1,080	1,041	(39)
Internet connectivity services (Consumer)	1,283,614	1,453,068	169,454
IIJ	1,141,236	1,322,313	181,077
IIJmio Mobile Service	810,753	965,692	154,939
hi-ho	142,378	130,755	(11,623)
Total contracted bandwidth*[2]	2,239.0Gbps	2,882.6Gbps	643.6Gbps

*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.

*2. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY13,599 million, up 10.0% YoY (JPY12,366 million for 1Q16).

Systems construction revenue, a one-time revenue, was JPY4,440 million, up 20.7% YoY (JPY3,678 million for 1Q16). Systems operation and maintenance revenue, a recurring revenue, was JPY9,159 million, up 5.4% YoY (JPY8,688 million for 1Q16), mainly due to continued accumulation of the orders and an increase in private cloud services’ revenues.

Orders received for SI and equipment sales totaled JPY16,990 million, down 0.9% YoY (JPY17,150 million for 1Q16); orders received for systems construction and equipment sales were JPY6,664 million, up 1.5% YoY (JPY6,564 million for 1Q16) and orders received for systems operation and maintenance were JPY10,326 million, down 2.5% YoY (JPY10,586 million for 1Q16).

Order backlog for SI and equipment sales as of June 30, 2017 amounted to JPY44,216 million, up 17.3% YoY (JPY37,699 million as of June 30, 2016); order backlog for systems construction and equipment sales was JPY8,727 million, up 6.0% YoY (JPY8,233 million as of June 30, 2016) and order backlog for systems operation and maintenance was JPY35,489 million, up 20.4% YoY (JPY29,466 million as of June 30, 2016).

Equipment sales revenues were JPY676 million, down 7.4% YoY (JPY730 million for 1Q16) mainly due to the fluctuation in sales of equipment and mobile devices.

ATM operation business revenues were JPY1,003 million, down 0.5% YoY (JPY1,008 million for 1Q16). As of June 30, 2017, 1,083 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY34,434 million, up 13.3% YoY (JPY30,397 million for 1Q16).

Cost of network services revenue was JPY21,066 million, up 16.8% YoY (JPY18,030 million for 1Q16). There were an increase in outsourcing-related costs with our mobile infrastructure enhancement along with our mobile-related revenue increase, an increase in circuit-related costs along with our WAN services revenue increase, and an increase in network operation-related costs.  Gross margin was JPY4,619 million, up 14.2% YoY (JPY4,045 million for 1Q16) and gross margin ratio was18.0% compared to 18.3% in 1Q16.

Cost of SI revenues was JPY12,163 million, up 9.6% YoY (JPY11,094 million for 1Q16). The increase was mainly due to the increase in outsourcing-related and personnel-related costs. Gross margin was JPY1,436 million, up 12.9% YoY (JPY1,272 million for 1Q16) and gross margin ratio was 10.6% compared to 10.3% in 1Q16.

Cost of equipment sales revenues was JPY604 million, down 9.2% YoY (JPY665 million for 1Q16). Gross margin was JPY72 million (JPY65 million for 1Q16) and gross margin ratio was 10.6% compared to 8.9% in 1Q16.

Cost of ATM operation business revenues was JPY601 million, down 1.3% YoY (JPY608 million for 1Q16). Gross margin was JPY402 million (JPY400 million for 1Q16) and gross margin ratio was 40.1% compared to 39.7% in 1Q16.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY5,406 million, up 9.3% YoY (JPY4,946 million for 1Q16).

Sales and marketing expenses were JPY3,149 million, up 13.8% YoY (JPY2,766 million for 1Q16) mainly due to increases in advertising expenses, sales commission expenses of mobile-related services, and personnel-related expenses.

General and administrative expenses were JPY2,130 million, up 3.6% YoY (JPY2,056 million for 1Q16) mainly due to increases in personnel-related expenses.

Research and development expenses were JPY127 million, up 2.9% YoY (JPY124 million for 1Q16).

Operating income

Operating income was JPY1,124 million, up 34.4% YoY (JPY836 million for 1Q16).

Other income (expenses)

Other income (expenses) was an income of JPY39 million (an income of JPY158 million for 1Q16), mainly because of dividend income of JPY72 million (JPY63 million for 1Q16), distribution from fund investment of JPY57 million (included in other-net of JPY42 million, JPY49 million for 1Q16), and interest expense of JPY89 million (JPY69 million for 1Q16).

Income before income tax expenses

Income before income tax expenses was JPY1,163 million, up 17.0% YoY (JPY994 million for 1Q16).

Net income

Income tax expense was JPY451 million (JPY440 million for 1Q16).

Equity in net income of equity method investees was JPY36 million (JPY17 million for 1Q16) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY748 million, up 31.0% YoY (JPY571 million for 1Q16).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY42 million (JPY42 million for 1Q16) mainly related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY706 million, up 33.4% YoY (JPY529 million for 1Q16)

1Q17 Balance Sheets

Balance sheets

As of June 30, 2017, the balance of total assets was JPY136,500 million, decreased by JPY895 million from the balance as of March 31, 2017 of JPY137,395 million.

As of June 30, 2017, the balance of current assets was JPY60,246 million, decreased by JPY3,476 million from the balance as of March 31, 2017 of JPY63,722 million. The major breakdown of current assets was a decrease in accounts receivable by JPY3,325 million to JPY24,059 million, a decrease in cash and cash equivalents by JPY1,450 million to JPY20,508 million, an increase in prepaid expenses by JPY2,108 million to JPY9,719 million. As of June 30, 2017, the balance of noncurrent assets was JPY76,254 million, increased by JPY2,581 million from the balance as of March 31, 2017 of JPY73,673 million. The major breakdown of noncurrent assets was an increase in deferred tax asset-noncurrent by JPY1,060 million to JPY1,141 million mainly due to a change of the accounting standard, an increase in other investments by JPY906 million to JPY8,831 million mainly due to an increase in the fair value of available-for-sale securities, and an increase in property and equipment by JPY640 million to JPY40,415 million. Other investments as of June 30, 2017, consisted of JPY6,670 million in available-for-sale securities, JPY1,124 million in nonmarketable equity securities and JPY1,038 million in investments in funds, including some through a trust. As of June 30, 2017, the balance of non-amortized intangible assets was JPY6,220 million and the major breakdown of non-amortized intangible assets was JPY6,170 million in goodwill. The balance of amortized intangible assets, which was customer relationships, was JPY2,944 million, decreased by JPY92 million from the balance as of March 31, 2017 of JPY3,036 million.

As of June 30, 2017, the balance of current liabilities was JPY37,738 million, decreased by JPY2,245 million from the balance as of March 31, 2017 of JPY39,983 million. The major breakdown of current liabilities was a decrease in accounts payable (trade and other) JPY2,980 million and an increase in capital lease obligations-current portion by JPY305 million to JPY5,124 million. As of June 30, 2017, the balance of noncurrent liabilities was JPY30,739 million, increased by JPY708 million from the balance as of March 31, 2017 of JPY30,032 million. The major breakdown of noncurrent liabilities was an increase in capital lease obligations-noncurrent by JPY624 million to JPY11,009 million.

As of June 30, 2017, the balance of total IIJ shareholders’ equity was JPY67,389 million, increased by JPY647 million and IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of June 30, 2017 was 49.4%.

1Q17 Cash Flows

Cash flows

Cash and cash equivalents as of June 30, 2017 were JPY20,508 million (JPY18,504 million as of June 30, 2016).

Net cash provided by operating activities for 1Q17 was JPY3,237 million (net cash used in operating activities of JPY117 million for 1Q16.) There were net income of JPY748 million, depreciation and amortization of JPY2,979 million and net cash out flow of JPY690 million (JPY3,571 million for 1Q16) from changes in operating assets and liabilities. As for changes in operating assets and liabilities, there were a decrease in accounts receivable mainly due to receipts of accounts receivable, an increase in prepaid expenses mainly due to payments in relation to upfront payment for maintenance cost for service facilities and software licenses and seasonal bonus payments to our employees, and a decrease in accounts payable (trade and other) mainly due to payments of accounts payable.

Net cash used in investing activities for 1Q17 was JPY2,572 million (net cash used in investing activities of JPY2,188 million for 1Q16), mainly due to payments for purchase of property and equipment of JPY3,839 million (JPY3,085 million for 1Q16) and proceeds from sales of property and equipment, which include sales and leaseback transactions, of JPY1,276 million (JPY404 million for 1Q16).

Net cash used in financing activities for 1Q17 was JPY2,098 million (net cash provided by financing activities of JPY1,344 million for 1Q16), mainly due to principal payments under capital leases of JPY1,335 million (JPY1,125 million for 1Q16) and FY2016 year-end dividends payments of JPY608 million (JPY505 million for 1Q16).

FY2017 Financial Targets

Due to seasonal factors, our financial results tend to be small in first quarter and large in fourth quarter every fiscal year. 1Q17 income was slightly higher than we expected; however, contribution of first quarter to full year results are not very large. Therefore, our financial targets for the fiscal year ending March 31, 2018 (FY2017) announced on May 15, 2017 remain unchanged.

1Q17 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q16	1Q17
	JPY millions	JPY millions
Adjusted EBITDA	3,448	4,103
Depreciation and Amortization	(2,612)	(2,979)
Operating Income	836	1,124
Other Income	158	39
Income Tax Expense	440	451
Equity in Net Income of Equity Method Investees	17	36
Net income	571	748
Less: Net income attributable to noncontrolling interests	(42)	(42)
Net Income attributable to IIJ	529	706

CAPEX
	1Q16	1Q17
	JPY millions	JPY millions
CAPEX, including capital leases	4,688	5,340
Acquisition of Assets by Entering into Capital Leases	1,891	2,268
Purchase of Property and Equipment	2,797	3,072

Presentation

Presentation materials will be posted on our web site (https://www.iij.ad.jp/en/ir/) on August 8, 2017.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2017 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2017 and June 30, 2017)

	As of March 31, 2017	As of June 30, 2017
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,958,591	20,508,225
Accounts receivable, net of allowance for doubtful accounts of JPY 107,684 thousand and JPY 112,385 thousand at March 31, 2017 and June 30, 2017, respectively	27,383,692	24,059,068
Inventories	2,798,054	3,115,959
Prepaid expenses—current	7,610,925	9,718,714
Deferred tax assets—current	1,298,469	-
Other current assets, net of allowance for doubtful accounts of JPY 15,192 thousand at March 31, 2017 and June 30, 2017, respectively	2,672,008	2,843,592
Total current assets	63,721,739	60,245,558
INVESTMENTS IN EQUITY METHOD INVESTEES	3,150,175	3,173,008
OTHER INVESTMENTS	7,924,914	8,831,196
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 50,566,983 thousand and JPY 51,987,126 thousand at March 31, 2017 and June 30, 2017, respectively	39,775,444	40,415,418
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,087,017	2,995,042
GUARANTEE DEPOSITS	3,060,365	3,065,701
DEFERRED TAX ASSETS—Noncurrent	80,566	1,140,682
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,047,682	1,845,894
Prepaid expenses—Noncurrent	6,607,437	6,968,043
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,877 thousand and JPY 59,498 thousand at March 31, 2017 and June 30, 2017, respectively	1,770,201	1,649,540
TOTAL	137,395,149	136,499,691

	As of March 31, 2017	As of June 30, 2017
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	4,818,723	5,124,025
Accounts payable—trade	14,653,065	13,028,880
Accounts payable—other	2,308,790	952,611
Income taxes payable	1,075,745	318,179
Accrued expenses	2,755,581	2,714,107
Deferred income—current	3,750,542	4,462,206
Other current liabilities	1,370,661	1,888,255
Total current liabilities	39,983,107	37,738,263
LONG-TERM BORROWINGS	8,500,000	8,500,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	10,384,643	11,008,657
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,532,965	3,593,797
DEFERRED TAX LIABILITIES—Noncurrent	963,845	1,222,341
DEFERRED INCOME—Noncurrent	3,656,612	3,471,380
OTHER NONCURRENT LIABILITIES	2,993,777	2,943,221
Total Liabilities	70,014,949	68,477,659
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 and 46,713,800 shares at March 31, 2017 and June 30, 2017, respectively	25,509,499	25,511,804
Additional paid-in capital	36,117,511	36,129,788
Retained earnings	4,511,945	4,609,672
Accumulated other comprehensive income	2,499,700	3,034,242
Treasury stock —1,650,909 shares held by the company at March 31, 2017 and June 30, 2017, respectively	(1,896,784)	(1,896,784)
Total Internet Initiative Japan Inc. shareholders' equity	66,741,871	67,388,722
NONCONTROLLING INTERESTS	638,329	633,310
Total equity	67,380,200	68,022,032
TOTAL	137,395,149	136,499,691

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(For the three months ended June 30, 2016 and June 30, 2017)

	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	5,047,825	6,523,846
Internet connectivity services (consumer)	4,996,069	6,154,713
WAN services	6,729,601	6,969,904
Outsourcing services	5,301,656	6,037,221
Total	22,075,151	25,685,684
Systems integration:
Systems construction	3,678,367	4,439,994
Systems operation and maintenance	8,687,939	9,159,313
Total	12,366,306	13,599,307
Equipment sales	729,699	675,922
ATM operation business	1,008,095	1,002,992
Total revenues	36,179,251	40,963,905
COSTS AND EXPENSES:
Cost of network services	18,030,232	21,066,296
Cost of systems integration	11,093,569	12,162,837
Cost of equipment sales	664,985	603,976
Cost of ATM operation business	608,327	600,642
Total costs	30,397,113	34,433,751
Sales and marketing	2,766,497	3,148,710
General and administrative	2,055,679	2,129,782
Research and development	123,643	127,271
Total costs and expenses	35,342,932	39,839,514
OPERATING INCOME	836,319	1,124,391
OTHER INCOME (EXPENSES):
Dividend income	63,379	72,272
Interest income	9,123	7,978
Interest expense	(69,157)	(88,932)
Foreign exchange gain (loss), net	(90,500)	5,087
Net gain on sales of other investments	213,938	-
Impairment of other investments	(17,829)	-
Other —net	48,797	41,811
Other income —net	157,751	38,216
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	994,070	1,162,607
INCOME TAX EXPENSE	440,089	450,641
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	16,735	35,859
NET INCOME	570,716	747,825
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(41,457)	(41,781)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	529,259	706,044

	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,952,691	45,062,838
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,059,998	45,202,227
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,905,382	90,125,677
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,119,996	90,404,454
BASIC NET INCOME PER SHARE (JPY)	11.52	15.67
DILUTED NET INCOME PER SHARE (JPY)	11.49	15.62
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	5.76	7.83
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	5.75	7.81

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017
	Thousands of JPY	Thousands of JPY
NET INCOME	570,716	747,825
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(222,449)	(75,709)
Unrealized holding gain (loss) on securities	121,246	609,373
Defined benefit pension plans	-	878
TOTAL COMPREHENSIVE INCOME	469,513	1,282,367
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(41,457)	(41,781)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	428,056	1,240,586

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended June 30, 2016 and June 30, 2017)

	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	570,716	747,825
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,612,239	2,979,342
Provision for retirement and pension costs, less payments	61,172	62,303
Provision for allowance for doubtful accounts	1,423	23,661
Gain on sales of property and equipment	(5,425)	(13,869)
Loss on disposal of property and equipment	9,954	21,639
Net gain on sales of other investments	(213,938)	-
Impairment of other investments	17,829	-
Foreign exchange loss (gain), net	73,002	(2,589)
Equity in net income of equity method investees, less dividends received	34,347	15,332
Deferred income tax expense	300,934	108,916
Others	(9,020)	(15,109)

Changes in operating assets and liabilities:

Decrease in accounts receivable	1,673,982	3,288,086
Decrease in net investment in sales-type lease — noncurrent	183,809	201,788
Increase in inventories	(6,587)	(320,774)
Increase in prepaid expenses	(2,175,960)	(2,113,231)
Increase in other current and noncurrent assets	(1,593,216)	(447,177)
Decrease in accounts payable	(2,079,654)	(1,718,921)
Decrease in income taxes payable	(836,023)	(757,485)
Decrease in accrued expenses	(32,340)	(39,674)
Increase in deferred income—current	289,208	714,717
Increase (decrease) in deferred income—noncurrent	104,511	(175,856)
Increase in other current and noncurrent liabilities	901,588	678,461
Net cash provided by (used in) operating activities	(117,449)	3,237,385
INVESTING ACTIVITIES:
Purchase of property and equipment	(3,084,531)	(3,839,315)
Proceeds from sales of property and equipment	404,390	1,275,766
Purchase of other investments	(37,796)	(27,656)
Investment in an equity method investee	-	(43,000)
Proceeds from sales of other investments	303,614	33,199
Payments of guarantee deposits	(2,024)	(12,559)
Refund of guarantee deposits	42,387	10,077
Payments for refundable insurance policies	(14,091)	(14,091)
Proceeds from subsidies	200,000	48,976
Other	-	(3,000)
Net cash used in investing activities	(2,188,051)	(2,571,603)

	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	3,000,000	2,500,000
Net decrease in short-term borrowings with initial maturities less than three months	-	(2,500,000)
Principal payments under capital leases	(1,124,910)	(1,334,954)
Repayments of long-term accounts payable	-	(108,135)
Dividends paid	(505,480)	(608,317)
Other	(26,000)	(46,797)
Net cash provided by (used in) financing activities	1,343,610	(2,098,203)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(102,714)	(17,945)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,064,604)	(1,450,366)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	19,569,095	21,958,591
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	18,504,491	20,508,225

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	68,699	87,211
Income taxes paid	941,083	1,027,984

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,891,072	2,268,329
Facilities purchase liabilities	796,407	952,611

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	35,263,867	40,051,731
Customers	35,171,156	39,960,913
Intersegment	92,711	90,818
ATM operation business	1,008,095	1,002,992
Customers	1,008,095	1,002,992
Intersegment	-	-
Elimination	(92,711)	(90,818)
Consolidated total	36,179,251	40,963,905
Segment profit or loss:
	Three Months Ended	Three Months Ended
	June 30, 2016	June 30, 2017
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	513,553	804,025
ATM operation business	356,232	366,832
Elimination	(33,466)	(46,466)
Consolidated operating income	836,319	1,124,391

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2017 (“1Q17”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months ended June 30, 2017
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

August 8, 2017
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: https://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan’s regulatory organization: August 14, 2017
Scheduled date for dividend payment: -
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Three Months Ended June 30, 2017 (April 1, 2017 to June 30, 2017)
(1) Consolidated Results of Operations						(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Three months ended June 30, 2017	40,964	13.2	1,124	34.4	1,163	17.0	706	33.4

Three months ended June 30, 2016	36,179	15.0	836	(26.7)	994	(22.2)	529	(26.6)

(Note1)	Total comprehensive income attributable to IIJ
For the three months ended June 30, 2017: JPY1,241 million (up 189.8% YoY)
For the three months ended June 30, 2016: JPY428 million (down 45.6%)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Three months ended June 30, 2017	15.67	15.62

Three months ended June 30, 2016	11.52	11.49

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of June 30, 2017	136,500	68,022	67,389	49.4

As of March 31, 2017	137,395	67,380	66,742	48.6

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2017	-	13.50	-	13.50	27.00

Fiscal Year Ending March 31, 2018	-
Fiscal Year Ending March 31, 2018 (forecast)		13.50	-	13.50	27.00

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2018
(April 1, 2017 through March 31, 2018)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2017	82,400	11.2	2,000	2.7	2,000	(5.0)	1,100	(0.7)	24.41
Fiscal Year Ending March 31, 2018	176,000	11.5	6,500	26.6	6,500	19.8	4,000	26.3	88.77

(Note1) Changes from the latest forecasts released: No

* Notes

(1)	Changes in significant subsidiaries for the three months ended June 30, 2017
(Changes in significant subsidiaries for the three months ended June 30, 2017 which resulted in changes in scope of consolidation): None

(2)	Changes in significant accounting and reporting policies for the consolidated financial statements
	1)	Changes due to the revision of accounting standards: Yes
In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that deferred tax assets and liabilities be classified as noncurrent on the consolidated balance sheet. IIJ adopted this ASU from the first quarter beginning April 1, 2017, on a prospective basis, and did not retrospectively adjust the consolidated balance sheet as of March 31, 2017. As of March 31, 2017, the balance of current deferred tax assets and liabilities amounted to JPY1,298,469 thousand and JPY108,994 thousand, respectively.
	2)	Others: No

(3)	Number of shares outstanding (shares of common stock)
	1)	The number of shares outstanding (inclusive of treasury stock):
As of June 30, 2017: 46,713,800 shares
As of March 31, 2017: 46,711,400 shares
	2)	The number of treasury stock:
As of June 30, 2017: 1,650,909 shares
As of March 31, 2017: 1,650,909 shares
	3)	The weighted average number of shares outstanding:
For the three months ended June 30, 2017: 45,062,838 shares
For the three months ended June 30, 2016: 45,952,691 shares